Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of G-III Apparel Group Ltd. for the registration of common stock, preferred stock, debt securities, warrants and rights and to the incorporation by reference therein of our reports dated March 31, 2009, with respect to the consolidated financial statements and schedule of G-III Apparel Group Ltd. and subsidiaries and the effectiveness of internal control over financial reporting of G-III Apparel Group Ltd. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended January 31, 2009, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
New York, New York
October 23, 2009